UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Lincoln Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1301 S. Harrison Street

Fort Wayne, IN 46802

Telephone Number (including area code):

(484) 583-2607

Name and address of agent for service of process:

Corporation Service Company

251 Little Falls Drive

Wilmington, Delaware 19808

With copies of Notices and Communications to:

Ronald A. Holinsky, Esquire

Lincoln Funds Trust

150 N. Radnor-Chester Road

Radnor, Pennsylvania 19087

Robert A. Robertson, Esquire

Dechert, LLP

US Bank Tower

633 West 5th Street, Suite 4900

Los Angeles, CA 90071-2013

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒     NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Radnor and state of Pennsylvania on the 5th day of April 2024.

\s\ Ronald A. Holinsky

By: Ronald A. Holinsky
Initial Trustee

Attest:	\s\ Christian Pfeiffer
Assistant Secretary